Exhibit 16.1



June 10, 1997


Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made by Lunn Industries, Inc. included in this proxy statement under the section "Lunn Proxy Proposal 2: Ratification of Accountants." We agree with the statements concerning our Firm in such proxy filing.

Very truly yours,

COOPERS & LYBRAND L.L.P.